

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2012

Anthony E. Malkin
Chairman, Chief Executive Officer and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

Re: **Empire State Realty Trust, Inc.**
        Registration Statement on Form S-4
        Filed February 13, 2012
        File No. 333-179486
        Registration Statement on Form S-11
        Filed February 13, 2012
        File No. 333-179485

Dear Mr. Malkin:

        We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.   The comments and page references below refer to the Form S-4 as filed on February 13, 2012. To the extent the comments are also applicable to disclosure in the Form S-11, please revise the Form S-11 accordingly. We may have further comments on the Form S-11.

2.   Please provide us with copies of any reports, opinions, or appraisals provided to management of the supervisor in connection with the proposed transaction. Such materials should include all presentations made by the independent valuer.

3.   Please include updated financial statements in your next amendment.

4.   With respect to the third-party portfolio proposal, please explain how you intend to comply with Section 14(a) of the Securities Exchange Act of 1934. We may have further comments.

5.   We note that you may purchase shares from investors who make the cash election for 12 – 15% of the Class A common stock issuable to them, and that you may be selling shares to the public at the same time. Please provide an analysis as to how the transaction complies with Regulation M.

6.   Please confirm that you will distribute the prospectus to security holders no later than the lesser of 60 calendar days prior to the date on which action is to be taken or the maximum number of days permitted for giving notice under applicable state law. Please see Instruction I.2. to Form S-4.

7.   Please clearly disclose how you will determine the enterprise value of the company. We note the methodology set forth on Schedule 1.8 to the Contribution Agreement.

8.   Please describe any arrangements to compensate persons for soliciting consents. See Item 18(a)(4) of Form S-4 and Item 4 of Schedule 14A. Ensure that such arrangements are in compliance with Rule 14a-15 of Regulation 14A.

9.   Please provide your analysis as to the applicability of Sections 6(b)(9) and 15A(b)(12) of the Exchange Act.

10. Please provide your analysis as to the applicability of Rule 13e-3 of the Exchange Act to your transaction.

11. Please revise to describe the role of the operating lessees of each subject LLC, as well as their legal relationship with the subject LLCs. Please explain in your discussion how the role of the operating lessees differs from the role of the supervisor.

12. Please revise to describe the legal relationship between the supervisor and the subject LLCs. If any contracts govern this relationship, please direct us to where they can be found in filings with the Commission, or provide your analysis as to why they are not required to be filed. Describe the fiduciary duties of the supervisor to each subject LLC. See Item 909(a) of Regulation S-K.

13.   Please identify the beneficial owners of the operating lessees and all other private entities contributing to the consolidation. Please also disclose any affiliation between the Malkin Holdings group and the Helmsley estate.

14.   Please clarify the ownership structure of the subject LLCs, including stating whether the agents are the actual members of the subject LLCs and describing the legal structure of this agency arrangement. If there are intermediate entities between the subject LLCs and the persons from whom you seek consents, these should be depicted on your organizational charts.

15.   Please tell us how the buyout provisions are consistent with the organizational documents of the subject LLCs and the laws of the jurisdiction in which they were formed.

16.   Please clarify the statement appearing throughout the document that the Malkin Holdings group is "entitled" to receive consideration having an aggregate value of $642 million.

17.   Please describe all compensation to be received by members of the Malkin Holdings group post-consolidation.

18.   Please ensure that you have provided all disclosure required by Item 905 of Regulation S-K. For example, it does not appear that you have included most of the disclosure required by Item 905(b).

19.   Please add disclosure required by Item 906(c)(2) of Regulation S-K or tell us how you have complied.

20.   Please add disclosure required by Item 902(b)(4)(iii) and (x), as well as 902(b)(5), or tell us how you have complied.

21.   For each of the three public LLCs, please include the disclosure required by Item 6 of Schedule 14A or advise.

22.   Please include disclosure pursuant to Items 401 and 402 of Regulation S-K. Refer to Item 18(a)(7) of Form S-4.

Cover Page

23.   Please revise to provide pricing information pursuant to Item 501 of Regulation S-K. Please refer specifically to Instruction 2 to paragraph 501(b)(3).

24.   Please include disclosure pursuant to 501(b)(4) or advise.

Questions and Answers about the Consolidation, page 1

25.   Please include a question and answer that explains why the company is entering into the
      IPO. Please include a detailed discussion of the use of proceeds that will be raised in the
      IPO and identify the persons that may receive payments from the use of proceeds.

Q: What are the conditions for the consolidation to close?, page 4

26.   Refer to subpart (iv). Please revise to disclose the "private entity which owns an interest
      in the Empire State Building."

Q: Can I change my vote on the consolidation…, page 9

27.   Your disclosure states that you can change your vote at any time before the later of the
      date the required consent percentage is received by your subject LLC and the 60th day
      after the date of this prospectus. We note, however, your disclosure on page 4, which
      states that participants will have ten days to change their vote after notice that the
      required consent has been received by the subject LLC. Please reconcile.

Summary, page 12

28.   Please revise to include a summary of the background of the roll-up transaction in the
      summary section. Refer to Item 903(b)(5) of Regulation S-K. Please also provide
      disclosure pursuant to Item 903(b)(1)(i) and (b)(7) of Regulation S-K or advise.

29.   Please include a brief description of the role of the supervisor, including the duties owed
      to the participants in the LLCs, as well as those who hold interests in the operating
      lessees. Please also describe briefly the role of the agents and any duties owed to the
      participants. Lastly, please include a brief description of the participants and the interests
      they hold.

30.   Please include in the summary section a brief description of the override interests, as well
      as a brief discussion of how they were valued as part of the consolidation transaction.

Overview, page 13

31.   We note in your discussion of your renovation and repositioning strategy in the last
        paragraph on page 1 that you have invested approximately $296 million, from 2002
        through September 30, 2011, in your Manhattan office properties, and that you intend to
        invest between $175 million and $215 million of additional capital through the end of
        2013, in addition to another $55 million to $65 million to be invested in the Empire State
        Building through 2016. Please reconcile these disclosures to the disclosure in Footnote 6
        to the 2010 financial statements of Empire State Building Company on page F-108,
        which states that it estimates that the total cost of all projects to upgrade and improve the
        Empire State Building will be $626 million.

Description of the Company and the Subject LLCs, page 13

32.   We note the following disclosure on page 14: "From 2002 through 2006, the supervisor
        gradually gained day-to-day management of the company's Manhattan office properties."
        Please describe in greater detail the changes that occurred from 2002 to 2006 and
        describe what impact this had, if any, on the existing agreements between the LLCs, the
        operating lessees, and the supervisor. Please also reconcile this statement with your
        disclosure on page 4 of Empire State Building Associates LLC's Form 10-K for the fiscal
        year ended December 31, 2010, which states that the sub-lessee is now self-managing the
        property.

The Subject LLCs, the Private Entities and the Management Companies, page 21

33.   Refer to footnote (1) on page 23. We note that the appraisal value of these entities is
        approximately $715 million. We also note disclosure in later charts, including the chart
        on pages 48-51, where you assign an exchange value to these entities. Please explain
        why these three private properties are excluded from these charts if they have an assigned
        exchange value.

Benefits of Participation in the Consolidation, page 24

34.   Refer to the fourth bullet on page 25. Please expand to describe the current "conflicts of
        inherent interest" and provide a basis for the supervisor's belief that a consolidated
        structure would "eliminate" such conflicts.

Risk Factors, page 26

35.   Please revise to add disclosure required by Items 904(c) or tell us how you have
        complied. Please refer to the Instruction (i) and (ii) to Item 904 of Regulation S-K.

36.   Please revise the sub-bullets under the third bullet on page 27 to more specifically
        describe the risk(s) arising from each fundamental change.

37.   We note your disclosure on page 27 that no independent representative was retained to negotiate on behalf of the participants and your related disclosure on page 66. Please describe the reasons for not retaining such a representative. Refer to Item 909(b)(1) of Regulation S-K. Please provide similar disclosure on pages 123 and 188.

38.   With respect to bullet points three and four on page 28, please describe briefly the conflicts of interest that you reference at the end of each paragraph.

Conflicts of Interest and Benefits to the Supervisor and its Affiliates, page 31

39.   Please disclose the reasons for and purposes of indemnifying the Malkin Family from liabilities arising under their "bad boy" guarantees and quantify these potential liabilities.

40.   Elsewhere in the prospectus, please disclose in greater detail how each of the listed actions impacted the supervisor's fairness determination.

41.   To the extent practicable, please quantify the value of the tax protection agreement referenced in the last bullet point on page 31. Please make this same change to the related disclosure on page 186.

The Consolidation, page 33

42.   Please revise to include a chart depicting ownership in the combined entity, assuming the consolidation is approved by all three LLCs. Please include ownership percentages attributable to each LLC, each LLC operating lessee, the private entities as a whole, and the management companies. Please also include disclosure, by footnote or otherwise, to indicate the percentage ownership of the supervisor and its affiliates, as well as the ownership percentage that would have been attributed to the Helmsley estate, had stock been granted in lieu of cash. Please also include three separate charts--one for each building associated with each of the three LLCs—that depicts the relative exchange value attributable to each LLC, override interests associated with the LLC, the operating lessee, override interests associated with the operating lessee, and the voluntary capital transaction override interest, if applicable.

43.   Please include another chart depicting all the different types and amounts of interest that will be received by the Malkin Holdings group and the Helmsley estate in this transaction.

44.   In the second bullet on page 34, we note that accredited investors in the private entities and the management companies have the option to elect OPUs or Class B common stock. Please explain in more detail why stakeholders in the consolidation are eligible to receive different types of consideration. Also discuss whether the Wien group had the option to elect Class B common stock or OPUs.

45.   In the second bullet on page 34, please explain what you mean by the following statement: "No accredited investor receiving shares of Class B common stock will hold shares of common stock with an aggregate voting power that exceeds such accredited investor's economic interest in the company." Clarify how this is possible when the Class B shares have 50x the voting power of Class A shares, and Class A and B shares are assumed to be equal in economic value. Please also clarify this point in the related disclosure on page 130.

46.   Refer to the fourth and fifth bullets on page 34. We note that the company agreed to (1) grant a cash option to the Helmsley estate and (2) allocate to the Helmsley estate all additional proceeds from the sale of Class A common stock issued by the company in an offering upsize or in connection with the underwriters' overallotment option. Please discuss how these decisions impacted the supervisor's fairness determination regarding the participation interests.

Empire State Building Associates L.L.C., page 37

47.   Please include a description of the voluntary capital transaction override by footnote or otherwise in this chart and in the chart on page 39 for 250 West 57th St. Associates L.L.C. Please explain the right, when and how it was granted, and any differences between the rights with respect to each of the LLCs. To this end, we note that the chart for 60 East 42nd St. Associates, LLC does not include a reference to a capital transaction override. Please confirm that no program exists (voluntary or mandatory) for this entity.

Organizational Chart on page 40

48.   Please revise to disclose each entity or group's percentage ownership in the new company and in the operating partnership. Also disclose the amount of limited partnership interests that the new company will receive. Please also clarify who are the "public shareholders" and the "other participants." In addition, please quantify the percentage of Class A versus Class B interests. Please make these same changes to the charts on pages 132-135.

Why the Supervisor Believes the Consolidation is Fair to You…, page 42

49.   We note that, although much of your disclosure contemplates consolidation of all the entities, this transaction may be completed with a combination of entities consisting of less than all entities. For example, we note that participation of Empire State Building Associates LLC is a condition for the consolidation to close, but participation of the other two subject LLCs are not required for closing. Please revise your disclosure regarding the sponsor's belief as to the fairness of the transaction to address each possible combination. Refer to Item 910(a) of Regulation S-K. Please also provide disclosure pursuant to Items 910(b) and (e), as well as Instruction 3(iii) to Item 910, or tell us how

you have complied. Please make similar changes to your related disclosure beginning on page 123. Lastly, please expand your disclosure to add a discussion of the fact that there was no representative acting on behalf of the investors for purposes of negotiating the transaction, and discuss the supervisor's fairness determination, in light of this fact.

Fairness Opinion, page 43

50.   Please revise to disclose that the fairness opinion does not address the fairness of all possible combinations in the consolidation. Refer to Item 903(b)(4) of Regulation S-K. Please also add risk factor disclosure to this effect.

Alternatives to the Consolidation, page 44

51.   We note that this discussion summarizes the two *principal* alternatives. Please revise to disclose any other alternatives that were considered.

Comparison of Distributions, page 45

52.   Please provide us an analysis as to why you have a reasonable basis for the projected dividend as discussed on page 122.

Allocation of consideration in the Consolidation, page 47

53.   Please advise as to why the remainder of the chart (3 columns related to "Per $1,000 Original Investment" for the private entities) is not filled in.

Voting Procedures for the consolidation Proposal and the Third-Party Portfolio Proposal, page 52

54.   Please revise the fifth and sixth paragraphs on page 52 to clarify that participants in only one entity will receive full consideration, to the extent they vote against the proposals and they are approved, and that participants in Empire State Building Associates LLC and 60 East 42nd St. LLC will receive only $100.

55.   Refer to the third paragraph on page 53. We note that, to the extent participants vote against the third-party portfolio proposal, participants in Empire State Building Associates LLC and 60 East 42nd St. LLC will receive substantially lower than the exchange value, even if there is no third-party offer *and even if the consolidation is consummated and the participant voted in favor of the consolidation.* Please disclose this risk on the cover page of the prospectus and confirm that "substantially lower than exchange value" means $100. Please also clarify this point in the related Q&A on page 4.

69.   To the extent participants' interests are bought out for $100 because they did not vote in favor of the consolidation and/or the third-party portfolio proposal, please explain what happens to the remainder of the consideration that the participant would have received had the participant voted in favor of either/both proposals.

70.   Please describe in greater detail the recently created membership interests, referenced in the fourth paragraph on page 53. Please disclose when the series was created and why. Also, we note from your disclosure in the paragraph below that the Wien group collectively owns participation interests in the subject LLCs in excess of the thresholds discussed in this paragraph, but they intend to approve the transaction. Please confirm that the Wien group is carved out from the voting limitation.

Conditions to the Consolidation, page 54

56.   In the sixth bullet, please revise to disclose the "other customary conditions" or provide a cross-reference. Please make a similar revision to your related disclosure on page 136.

Risk Factors, page 60

There are conflicts of interest inherent in the structure of the consolidation…, page 63

57.   Please expand this disclosure to also discuss the supervisor's role in structuring and negotiating the consolidation and the conflicts this presents, since the supervisor will benefit from the transaction.

The method of calculation of the value of your participation interests…, page 65

58.   To the extent practicable, please quantify this risk by providing any known changes to the relative values since July 1, 2011.

There is the potential for litigation…, page 67

59.   Please update this risk factor.

Some of the company's financing agreements involve balloon payment obligations… page 92

60.   Please quantify this risk by disclosing the amounts of any balloon payments, along with the relevant maturity dates.

Background and Reasons for the Consolidation, page 108

61.   Please provide disclosure pursuant to Items 907(b) and (c) of Regulation S-K.

62.   We note your disclosure on page 109 that discusses the removal of the property manager and leasing agent by the supervisor. Please describe the relationship and any affiliation between the former property manager/leasing agent, the operating lessee and the supervisor.

Investment Objectives of LLCs, page 109

63.   We note your disclosure in the third sentence of this section. Please expand to provide the supervisor's basis for not believing that a transfer of the subject LLC's property interest in an individual sale would be in the best interest of the subject LLC. Please confirm whether the supervisor considered an individual sale of any of the LLCs as an alternative to consolidation.

64.   Refer to the second sentence of the second paragraph, where you state that, in keeping with prior practice, the supervisor believes that to maximize the return on a sale, the operating lessee would be required to join in such sale. Please explain the relevance of "prior practice" in this context. For example, has relevant analysis been done on similar properties in the past? Also, please tell us whether the operating lease or any other relevant agreements contemplate terms of a sale or require the operating lessee to join the sale. We may have further comments.

65.   In the second paragraph, third sentence, please explain your use of the word "[g]enerally." Please disclose any instances in which the proceeds to a subject LLC from a disposition may not be distributed according to the terms of the subject LLC's operating agreement.

66.   We note your disclosure in the second full paragraph on page 110. Please briefly describe the terms of the operating agreements for each of the subject LLCs related to distribution of net sale proceeds.

Chronology of the Consolidation, page 110

67.   Please significantly enhance your description of the background of the transaction over the last two years, indentifying each party, all individuals involved, and the substance and date of each discussion, including those involving the Helmsley estate and the private entities. See Item 907 of Regulation S-K.

68.   We note the statement on page 113 that supervisor believes that individual sales would not maximize the value of the subject LLCs' interests in the properties. Please disclose the basis for this belief, and provide an analysis as to whether Empire State Building Associates L.L.C., if sold separately, would provide different benefits to Empire State Building Company L.L.C. and the Malkin Holdings group. Please also clarify the legal ability of Empire State Building Associates L.L.C. to sell its interest separate from the operating lease.

69.   Please discuss what involvement, if any, the member/agents for the participating groups
       had in the discussions and negotiations of the consolidation and alternatives.

70.   Throughout this discussion, there are numerous references to "alternatives" that were
       considered. Please revise to identify each strategic alternative that was considered at
       each point and disclose when each alternative stopped being considered and why.

71.   Please disclose in this section and elsewhere as applicable, the names of the executive
       officers of the operating lessee and discuss their involvement, if any, in the negotiations
       and structuring of the consolidation.

72.   Refer to the last two sentences in the third paragraph on page 110. Please disclose
       whether there was an interested purchaser and, if so, who initiated discussions. Similarly,
       in the first paragraph on page 111, please disclose who initiated the joint venture
       discussions, describe the status of the negotiations (i.e., how far along were they), and
       explain briefly why the transaction was never concluded.

73.   Refer to your disclosure in the second paragraph on page 112 regarding the investment
       banks selected to act as lead book runners. Please disclose when the banks were selected.

74.   We note your disclosure in the second full paragraph on page 113 that "[t]he supervisor
       believes that the subject LLCs could sell their interests in the properties only in a separate
       sale that is not joined in by the operating lessee and that such sale ... would not maximize
       the value of the subject LLCs' interest in the properties." Please explain the supervisor's
       basis for this statement.

75.   Please disclose the agreements referenced in the first full paragraph on page 114 in which
       financing and sales requires the agreement of the corresponding operating lessee and
       consent of its participants.

76.   We note your statement in the fourth bullet point in the first full paragraph on page 117
       that "[t]he supervisor has never recommended a sale of … the related operating lessee."
       Please provide more context to this statement for it does not appear that the supervisor
       would have this authority in relation to the operating lessee.

Comparison of Alternatives, page 119

77.   We note your statement in the first paragraph that the supervisor believes the going
       concern and liquidation values may be in the same range as or lower than the exchange
       values. Although your subsequent disclosure addresses the same range analysis, please
       revise to explain why the supervisor believes the values may be lower than the exchange
       values.

Sales transactions for participation interests have been limited and sporadic, page 120

78.   Please clarify the methodology used by the supervisor in determining the price to be offered to participants in prior purchases of their participation interests.

Distribution Comparison, page 122

79.   Please revise the chart appearing in this section so that it provides the information described in the accompanying text.

Recommendation and Fairness Determination, page 123

80.   Please provide a clear statement as to whether the supervisor believes that the transaction is substantively and procedurally fair to unaffiliated security holders. Please ensure that you specifically and individually address procedural fairness, taking into account such terms as the buyout provision.

Material Factors Underlying Belief as to Fairness, page 124

Summary of Valuations, page 126

81.   Refer to footnote (2) in the chart. We note that exchange values shown in the table assume that all participants have consented to the voluntary capital transaction override program when the actual overrides based on actual consents received are $111.19 million (for ESBA) and $10.56 million (for 250 West 57th) less than the assumed amount. Please provide your basis for your assumption that all participants have consented.

The Consolidation, page 129

82.   We note your disclosure at the top of page 129 in which you combine the consideration to be received by the participants in the private entities and the participants in the management companies. In each relevant subsection, please discuss separately the consideration to be received by the participants in the private entities and those in the management companies. Also in the subsection regarding the private entities, please name the participants in the private entities.

83.   Please explain your disclosure on page 130 that "Class B common stock provides the holders thereof voting rights that generally correspond to their economic interests in the company." (emphasis added).

Contribution Agreements, page 137

84.   Please discuss the principal terms of the contribution agreements that Empire State Realty
        Trust has entered into with the private entities and certain entities affiliated with the
        Helmsley estate.

Option to Acquire Two Additional Properties, page 140

85.   We note your disclosure that the operating partnership has entered into option agreements
        with three private entities to acquire property interests and other assets. Please discuss
        whether the private entities are affiliated with any of the entities that are participating in
        the consolidation.

Other Consolidation Transaction Agreements, page 141

86.   We note your disclosure that the company has entered into a contribution agreement with
        the Wien Group in regards to its participation interests and override interests in the
        subject LLCs. In the charts on pages 37-39 and 132-134, please identify the Wien
        Group's override interests.

Consolidation Expenses, page 145

87.   Please disclose an estimate of each subject LLC's "proportionate share" of consolidation
        expenses. Also provide total actual expenses to date, as well as each subject LLC's
        proportionate share of actual expenses to date. Refer to Item 912 of Regulation S-K.

Subsequent Modifications to Offering Terms, page 145

88.   We note your statement in the first sentence that the company may make changes that
        may be deemed material to the information described in the prospectus/consent
        solicitation and the supplements. Please confirm to us your understanding that the
        registrant has a duty to update the prospectus to address any material misstatements or
        omissions during the pendency of the offering.

Initial Public Offering, page 146

89.   We note your disclosure that part of the proceeds will be used to provide cash to
        accredited participants in the private entities that are charitable organizations. In the use
        of proceeds table in the Form S-11, please disclose the existing entities that will receive a
        large percentage of the use of proceeds.

Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent, page 149

90.   We note that the supervisor is seeking reimbursement of costs associated with the legal proceedings required to remove and replace the former property manager and leasing agent. Please disclose whether the participants initially authorized the legal proceedings. Also, please confirm that there is no contractual duty to reimburse the supervisor and Peter L. Malkin.

91.   Please explain any consequences of voting against this proposal or, alternatively, confirm that there are none.

92.   Please confirm, if accurate, that each participant who consents to this reimbursement program will be liable only to the extent of the participant's pro-rata share, regardless of whether or not other participants consent to this program.

93.   We note your disclosure on page 28 regarding the operating partnership units that may be granted in connection with this program. Please revise to explain under what circumstances the units would be granted.

Reports, Opinions and Appraisals, page 152

94.   Please file each appraisal as an exhibit to your Form S-4 and state how a copy can be obtained by investors. See Item 911(a)(3)-(4).

Ground Lease and Operating Lease Methodology, page 154

95.   Please disclose the discount rate used by the independent valuer in appraising the value of the subject LLCs.

96.   Refer to the first sentence of the fourth full paragraph in this section regarding the allocated exchange value. We note that you did not use discounted cash flow to determine the allocation of exchange value for the property owner and operating lessee. Please advise us whether a discounted cash flow analysis was performed.

97.   Also in the fourth paragraph, please provide support for the supervisor's assertion that it was the "original intent" to treat the entities as equivalent to a joint venture. Please also explain in much greater detail the historical agreements that support this intent.

98.   We note your disclosure that historically agreements have been entered into between the property owner and operating lessee to share capital expenditures and financing costs. Please disclose the agreements and the terms which reflect this understanding, specifically those agreements between Empire State Building Associates and the operating lessee. Also discuss to what extent these expenditures and costs were shared. Please also discuss whether the independent valuer examined these agreements.

Compensation and Material Relationships, page 155

99.   We note your statement that the independent valuer previously performed a "financial reporting appraisal" in connection with the consolidation. Please tell us to what this refers. We may have further comment.

100.   Please disclose the amount of any compensation paid to the independent valuer with respect to transactions within the past two years. See Item 911(a)(2)(iv) of Regulation S-K.

Fairness Opinion page 158

101.   Please include disclosure pursuant to Items 911(a)(2)(vi), 911(a)(3), and 911(b), and 911(c)(2), or tell us how you have complied.

102.   We note your disclosure on pages 158 and 159 that the supervisor provided unaudited segment and pro forma financial information, as well as financial projections, for the subject LLCs and private entities. We note that this information has not been disclosed in the registration statement. Please disclose this information. We may have further comments.

Limitations and Qualifications of Fairness Opinion, page 163

103.   We note your statement that the fairness opinion should not be relied on in certain circumstances. While it may be acceptable to include qualifying language concerning subjective analyses based on clearly defined assumptions, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Derivation of Exchange Values, page 166

104.   In the table on page 170, we note that a debt obligation of $60,500,000 has been subtracted from ESBA's total allocable value. Please explain how this unshared debt factored into the determination that financing costs were shared between the property owner and operating lessee.

Allocation of Common Stock and Operating Partnership Units…, page 174

105.   Please revise the table to indicate that the exchange value of the override interests is
        being allocated to Malkin Holdings LLC.

Conflicts of Interest, page 185

106.   Please provide more details about the "[c]ertain loans [that] will be repaid" in the third
        full paragraph on page 186. Please identify the private entity, the property not included
        in the consolidation, and explain the reason for allocating money to this property.

107.   In the third full paragraph on page 187, please expand your disclosure about the "decision
        to exercise the option." Please explain to what option you are referring, and describe the
        benefits from the exercise of the option that may not be shared by other holders.

Substantial Benefits to the Supervisor and its Affiliates, page 186

108.   Please clarify whether the bad boy guarantees the operating partnership intends to assume
        or to indemnify the current guarantors for, would preclude you from allowing an
        underperforming building to enter into foreclosure without financial penalty from the
        lender. To the extent this is the case, please disclose this within your discussion of
        liquidity and capital resources. Also, expand your disclosure to discuss the value of these
        guarantees, the probability of performance, and the potential financial statement impact.

Revocability of Consent, page 212

109.   We note that revocations are only allowed until the later of the date on which you receive
        the requisite consents or the 60th day after the date of the consent solicitation statement.
        Please advise us as to when the consents will become effective under applicable law.
        Please also tell us your analysis as to how this revocation provision is consistent with
        Rule 14a-6(l), which contemplates that 60 days must elapse before the taking of the
        corporate action.

Consent Procedures for Voluntary Pro Rata Reimbursement Proposal, page 213

110.   Please include a section describing tabulation and revocation procedures for this
        proposal.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Empire State Realty Trust, page 214

111.   Please discuss whether occupancy or rents are driving changes in property revenues.

Third-Party Management and Other Fees, page 235

112.   We note that you recognized substantially higher fees from third-party management and other fees during the nine months ended September 30, 2011. Please tell us the reason for this significant increase in these fees. Additionally, please tell us if these fee increases were also imposed on entities which are part of the predecessor. To the extent that these fee increases would have impacted the appraised value of the management companies, please include additional disclosure within the section Exchange Value and Allocation of Common Stock, beginning on page 165.

Construction Expenses, page 236

113.   Please describe the new construction projects that were commenced in 2010.

Liquidity and Capital Resources, page 241

114.   We note your disclosure in the first paragraph on page 242 regarding the company's expectation that it will meet short-term liquidity requirements from cash flows from operations, IPO proceeds, and available borrowing capacity. We also note your disclosure on page 14 relating to expected expenditures of $175 - $215 million through the end of 2013 for the renovation and repositioning program associated with the Empire State building. Please clarify whether you consider this capital expenditure to be part of "short-term liquidity requirements." If not, please specifically disclose how you intend to meet those capital needs.

Empire State Building Secured Term Loan, page 247

115.   Please confirm that $159.0 million (the initial advance) is the only amount outstanding under this loan.

The Company's Portfolio Summary, page 300

116.   Please provide occupancy rates and average effective rent per square foot for each of the last five years. Please break out separately office and retail segments.

117.   Please disclose historical average market rent trends.

Lease Expirations, page 305

118.   We note that over 6% of your leases are expiring at the end of 2012. Please include a discussion of the relationship between market rents and expiring rents. Also, please compare new rents on renewed leases to prior rent.

Description of Option Properties, page 329

119.   Please tell us how you have accounted for the options to purchase the option properties, and tell us whether any consideration was exchanged in the purchase of the option, and if so, how much.

Legal Proceedings, page 334

120.   Please update this section.

Business of the Subject LLCs, page 358

Related Party Transactions, page 384

121.   Rather than provide a cross-reference to the Conflicts of Interest section, please revise to include in this section all disclosure required by Item 404 of Regulation S-K.

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet (in thousands except per share amounts):, page 451

Adjustment (C), page 451

122.   We note that you have allocated value to certain intangible assets. We also note throughout the filing references to broadcasting licenses and an observatory license. Please advise us how these were considered in identifying intangible assets when allocating the purchase price of Empire State Building Company. Please tell us if Empire State Building Company is a party to these licenses and the material terms of the licenses.

123.   We note that you allocated $1,129,549 to goodwill. Please tell us what consideration you gave to allocating any of this value to a reacquired right intangible asset. It appears that the right to sublease certain buildings, including the Empire State Building, will be reacquired from the acquirees in this transaction; please explain and advise. For reference, see ASC 805-20-25-14.

124.   Please expand your disclosure in footnote (9) to explain how you determined the fair value of the Predecessor's existing ownership interest.

125.   We note that you intend to record a settlement gain on the termination of the operating lease with the Empire State Building Company. Please provide us with a detailed analysis regarding how you determined that the current market rate rent would be less than the pre-existing contractual rent under the operating lease. Please quantify the rates used in your calculation and the basis for each of the rates. Please address all of the relevant lease terms when discussing your determination of the pre-existing contractual rent rate.

Empire State Realty Trust Predecessor Combined Statements of Cash Flows, page F-40

126.   Please tell us, and in your next amendment, disclose what Portfolio planning costs are, and how those costs arose. It appears, based on your disclosure on page F-52, that you believe these costs are offering costs. Please provide us with a more detailed discussion of these costs and how you determined that none of these costs are acquisition-related costs, rather than offering costs.

Empire State Building Company L.L.C. and Affiliates Consolidated Statements of Income, page F-118

127.   Please tell us why accrued overage rent for the nine months ended September 30, 2011 is significantly higher than accrued overage rent for the prior year period. We note the revenues and operating expenses were relatively similar in both periods.

60 East 42nd St Associates L.L.C. Statements of Cash Flows, page F-217

128.   It appears that you have included changes in the amount of payables due to Lessee as Cash flows from investing activities in these statements as well as the Statements of Cash Flows on page F-260. Please tell us how you determined it was appropriate to include changes in payables as investing activities. If this balance represents an accrual for capital expenditures to be reimbursed to the Lessee, please tell us what cash impact that has.

Supplements

129.   Please disclose the voting procedures for the voluntary pro rata reimbursement proposal.

Form of Consent

130.   Please mark the consent form "Preliminary." See Rule 14a-6(e)(1) of Regulation 14A.

131.   Please advise how holders may agree to the lock-up, including any changes from the form attached to the prospectus, by signing the consent form.

Part II

Exhibits, page II-3

132.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file the legal and tax opinions with the next amendment, please provide draft copies for us to review.

133.   Please advise us why the Duff & Phelps consent is not filed under Item 601(b)(23).

134.   We note that several exhibits listed in the most recent Form 10-Ks of the subject LLCs
        are incorporated by reference from filings made several years ago. Please advise us how
        these filings comply with Item 10(d) of Regulation S-K or, in the alternative, for each
        subject LLC, please file the documents listed below as applicable. In addition, other
        material agreements not listed in the Form 10-Ks should be filed under Item 601 of
        Regulation S-K for each subject LLC, as applicable. Here are the relevant documents
        that should be filed accordingly:

        • Sublease agreement;
        • Original lease agreement;
        • Participation agreement;
        • Partnership agreement;
        • Joint venture agreement; and
        • Supervisor agreement, if applicable.

135.   Please disclose in the prospectus the terms of the employment agreement with Mr.
        Anthony E. Malkin (Exhibit 10.13) and the management agreement (Exhibit 10.17).

Undertakings, page II-5

136.   Please include the undertakings required by Item 512(a) of Regulation S-K or advise us
        why such revision is not necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

        • should the Commission or the staff, acting pursuant to delegated authority, declare the
          filing effective, it does not foreclose the Commission from taking any action with respect
          to the filing;

        • the action of the Commission or the staff, acting pursuant to delegated authority, in
          declaring the filing effective, does not relieve the company from its full responsibility for
          the adequacy and accuracy of the disclosure in the filing; and

Anthony E. Malkin
Empire State Realty Trust, Inc.
March 14, 2012
Page 21

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statements.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3503 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief